Exhibit 99.1

11-Jan-2017

Integra LifeSciences Holdings Corp.

(IART)

Acquisition of Derma Sciences, Inc. by Integra LifeSciences Holdings Corporation Call

Total Pages: 15
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Integra LifeSciences Holdings Corp. (IART)
Acquisition of Derma Sciences, Inc. by Integra LifeSciences Holdings Corporation Call	11-Jan-2017

CORPORATE PARTICIPANTS

Angela Steinway	Glenn G. Coleman
Global Head of Strategic Initiatives and Investor Relations, Integra LifeSciences Holdings Corp.	Corporate Vice President, Chief Financial Officer and Principal Accounting Officer, Integra LifeSciences Holdings Corp.

Peter J. Arduini
President, Chief Executive Officer & Director, Integra LifeSciences Holdings Corp.

OTHER PARTICIPANTS

Robbie J. Marcus	Jonathan Demchick
Analyst, JPMorgan Securities LLC	Analyst, Morgan Stanley & Co. LLC

Travis Steed	Matthew Taylor
Analyst, Bank of America Merrill Lynch	Analyst, Barclays Capital, Inc.

Larry Biegelsen	J. P. McKim
Analyst, Wells Fargo Securities LLC	Analyst, Piper Jaffray & Co. (Broker)

MANAGEMENT DISCUSSION SECTION

Operator: Good day, everyone and welcome to Integra Business and Financial Update Call. As a reminder, today’s call is being recorded.

At this time, I’d like to turn the call over to Ms. Angela Steinway, Global Head of Strategic Initiatives and Investor Relations. Please go ahead, ma’am.

Angela Steinway

Global Head of Strategic Initiatives and Investor Relations, Integra LifeSciences Holdings Corp.

Thank you, Roxanne. Good morning and thank you for joining the Integra LifeSciences’ business and financial update conference call. Joining me today are Peter Arduini, President and Chief Executive Officer; and Glenn Coleman, Chief Financial Officer.

Yesterday evening, we issued a press release announcing an agreement to acquire all of the shares of Derma Sciences through a tender offer as well as pre-announcing our preliminary financial results for the fourth quarter and full year 2016 and introducing 2017 guidance. We also posted a presentation on our website, which we will reference during the call today. You can find this presentation at investor.integralife.com under Events and Presentations in the file named Acquisition of Derma Sciences. Additional information, including the acquisition agreement, can be found in the Form 8-K, accompanying the press release this morning.

If you would now open that file up to slide 2, please reference our Safe Harbor statements covering the forward-looking statements we will make on today’s call.

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Integra LifeSciences Holdings Corp. (IART)
Acquisition of Derma Sciences, Inc. by Integra LifeSciences Holdings Corporation Call	11-Jan-2017

And now, I will turn the call over to Pete.

Peter J. Arduini

President, Chief Executive Officer & Director, Integra LifeSciences Holdings Corp.

Thanks, Angela, and good morning, everyone and thanks everyone for joining the call on this very busy week. Turning to slide 3, we’re very excited to announce the acquisition of Derma Sciences, a public company located down the road from our headquarters in Princeton, New Jersey. As some of you may note, Derma is a tissue regeneration company, offering advanced wound care and amniotic tissue based products, focused on managing chronic wounds and burns.

The addition of Derma portfolio expands our regenerative technology, capabilities and increases our advanced wound care strategy with the addition of amniotic based products. It also leverages our existing sales channel with the addition of a complementary line of advanced wound care products and immediately increases the size of our outpatient focused channel.

Derma’s products are concentrated in three key product categories. One, advanced wound care products, includes Derma’s market leading total contact cast and the unique MEDIHONEY products, lined for wound and burn care management. Second is the BioD, family of amniotic membrane and placental-based products, and third is a suite of market leading traditional wound care products.

So if you turn to slide 4, one of the primary benefits of acquiring the Derma portfolio, in addition of the amniotic product for wound care is its importance to our 3x3 strategy. Together with Omnigraft and PriMatrix, we’ll be the only company with three different technologies with clinical data and broad indications in three product families. And we’re selling that through three sales channels, inpatient, outpatient and our enterprise group who calls on the C-suite. We’re now in a stronger position to contract directly with providers and payers to drive a complete product portfolio and strong value proposition for patients suffering from chronic wounds, especially diabetic foot ulcers.

Additionally, this acquisition offers other strategic benefits. It leverages our existing sales channel with complementary advanced wound care products. It also accelerates our channel expansion in the outpatient wound care area by adding 40 sales reps and their existing customer base in the United States. We’re excited to expand the channel and we’ll be managing the integration for revenue synergies and growth.

Finally, this deal adds amniotic technology and manufacturing, complementing our regenerative technology platform capabilities. With additional clinical investments, we also have the opportunity to sell the products into a broader set of indications.

So moving onto slide 5. This slide provides a snapshot of Derma’s product portfolio. The total contact compression cast and MEDIHONEY account for the largest portion of revenue, roughly 50%. The TCT (sic) [TCC] (04:17), of the cast is specifically designed caster boot, which offloads pressure on a wound, taking weight off specific areas of the foot. This is a critical part of wound treatment indicated for use in conjunction with advanced therapies including Omnigraft, PriMatrix and AmnioMatrix as well as competitive therapies.

MEDIHONEY is a unique medical grade honey with clinical evidence supporting its ability to promote the removal of necrotic tissue, and advanced a wound towards healing. Together this 50% of revenue carries gross margins in the high 50% range and a mid to high single-digit revenue growth profile.

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Integra LifeSciences Holdings Corp. (IART)
Acquisition of Derma Sciences, Inc. by Integra LifeSciences Holdings Corporation Call	11-Jan-2017

The advanced wound care amniotic and placental products comprised about 25% of the portfolio. And as many of you know, amniotic and placental tissue-based products are rich in collagen and other growth factors that support the healing process both improving wound closure and reducing scar formation. And these products carry 80% plus gross margins and a mid to high single-digit growth profile currently.

In the United States, the Derma Sciences’ family of amniotic products benefit from the reimbursement coverage from seven out of eight Medicare administrators, covering over 93% of Medicare patients. With additional investments in clinical evidence, this offers a significant opportunity for longer term and is strategically important to our market leadership efforts in advanced wound care.

The third component of Derma’s portfolio is traditional wound care, making up the last 25% of revenue. Derma offers market leading products used in wound care clinics and clinicians’ offices, and are sold through a distributor network, through traditional wound care products carry roughly a 30% gross margin profile and revenues are flat to slightly decreasing.

Derma’s product portfolio provides a revenue growth profile of mid single-digits generally in line with our corporate average and slightly dilutive to corporate gross margins with the average in the mid upper 50%. As we integrate the business, we’ll evaluate the strategic fit for all the products and product categories in the portfolio.

So, turning now to slide 6. We’re acquiring Derma Sciences through a cash tender offer purchased all outstanding shares for $7 per share, which works out to a purchase price of just over $200 million. We expect the transaction to close late in the first quarter subject to customary closing requirements including HSR Filings. And we expect to close the transaction using borrowings from our existing credit facility.

We also pick up 50 reps, about 40 of which are in the U.S. as I previously commented on and about 10 in the UK and Canada. Also, we’ll be adding roughly 300 employees in three manufacturing locations.

During 2017, assuming closing late in the first quarter, we expect the deal to add approximately $65 million in revenue and be $0.03 dilutive to adjusted earnings per share. During integration, we’re focused on achieving revenue synergies and growth. And we also expect to make investments in commercial channel and R&D related to the amniotic products and systems integration.

We expect some cost synergies outside commercial and R&D areas, and we plan to get the business closer to in line with our corporate EBITDA margins in 2018. We believe the transaction should reach a breakeven status with adjusted EPS one year after the closing and be accretive in 2018. Finally, we expect our return on invested capital to exceed the cost of capital by the end of year three.

So to summarize, please turn to slide 7. We’re very pleased with the opportunities to combine our growing outpatient wound care business with Derma’s portfolio of market leading solutions and amniotic technology. This acquisition expands our regenerative technology capabilities and accelerates our advanced wound care strategy, while leveraging our two sales channels with complementary lines of advanced wound care products. Derma is a strong strategic fit and advances us towards relevant scale in a fast growing advanced wound care market. We will drive leadership in advanced care market with the combined differentiated regenerative technology portfolio.

And in closing, I’m looking forward to welcoming Derma Sciences’ teams into the Integra organization. Before we open up for Q&A though, I’d like to turn the call over to Glenn, who will recap our preliminary fourth quarter results and 2017 guidance. Glenn?

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Integra LifeSciences Holdings Corp. (IART)
Acquisition of Derma Sciences, Inc. by Integra LifeSciences Holdings Corporation Call	11-Jan-2017

Glenn G. Coleman

Corporate Vice President, Chief Financial Officer and Principal Accounting Officer, Integra LifeSciences Holdings Corp.

Thanks, Pete. Good morning, everyone. Giving the important news of its acquisition and the presentation will be giving at the conference later today. We decided to announce preliminary results for revenue and earnings per share for the fourth quarter and full year of 2016 and to introduce 2017 guidance.

Preliminary fourth quarter and full year revenue is expected to come in at the low end of the guidance range we provided in October. We expect organic growth to be around 7% in the fourth quarter and 9% for the full year. The $5 million delta versus a midpoint of our guidance range, largely resulted from three items. First, we experienced a larger negative impact from currency exchange rates, which was in excess of $1 million compared to the guidance we provided in October.

Second, our outpatient wound care revenue ramped slower than we had expected coming in around $11 million versus a $12 million to $15 million that we previously guided to. And finally, while we gain new SurgiMend and PriMatrix customers during the fourth quarter, we do not achieve the expected level of stocking orders in those accounts, which amounted to the remainder of the revenue shortfall.

Moving to profitability, despite a softer top-line performance in the fourth quarter, we expect to be at or above the midpoint of our previously communicated full year GAAP earnings per share guidance range of $0.91 to $0.94 and at or above the midpoint of our adjusted earnings per share guidance range of $1.73 to $1.77. These earnings per share amounts reflected two-for-one stock split that went into effect January 3.

Let me wrap up my comments on 2016 with a preliminary view of our cash flow performance. Given our strong expected profitability in the fourth quarter, we expect to report free cash flow above the high-end of our guidance range, which was $105 million for the full year. We will provide further details including segment level results and the puts and takes of the rest of the revenue and operating performance when we host our earnings call on February 22.

Let me now move to our outlook for 2017, which does not include the impact of the Derma Sciences acquisition. For the full year of 2017, we expect organic revenue growth of 7% to 8.5% over our 2016 reported revenue. Fundamentally, our expectations for the business remain unchanged since our update in October. While the outpatient wound care ramp is somewhat slower than we had expected, our confidence in the value proposition of our advanced wound care solutions and the potential for Omnigraft as a significant differentiator in the chronic wound treatment market remains strong.

Revenue from outpatient wound care currently is small in contrast to the rest of our portfolio. We remain confident in other growth opportunities including new product introductions, which will offset the slower ramp in outpatient wound care and enable us to maintain organic growth expectations for 2017.

Foreign currency exchange headwinds increased since we last updated you in October. And we now expected negative impact of roughly 1 percentage point to our reported results in 2017 based on current rates. Therefore, our preliminary revenue guidance range for 2017 is $1.05 billion to $1.07 billion. We’ll give more detail on segment expectations when we provide full guidance on February 22.

Turning to adjusted earnings per share, we continue to expect double-digit growth in 2017, except for the impact of the currency headwind, which at this point we estimate to have a negative impact of $0.02 per share. Based upon current foreign currency rates, we expect adjusted earnings per share to be in a range of $1.91 to $1.97 for the full year of 2017.

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Integra LifeSciences Holdings Corp. (IART)
Acquisition of Derma Sciences, Inc. by Integra LifeSciences Holdings Corporation Call	11-Jan-2017

And with that, operator, we’d like to turn the call over to begin the question-and-answer session. And we’re targeting to end the call at 9:30 Eastern Time given our conference commitments. Operator, please open up the call for questions

QUESTION AND ANSWER SECTION

Operator: [Operator Instructions] And we’ll take our first question from Robbie Marcus. Please go ahead.

Robbie J. Marcus	Q
Analyst, JPMorgan Securities LLC

Hi, guys. Good morning, and congrats on the deal.

Peter J. Arduini	A
President, Chief Executive Officer & Director, Integra LifeSciences Holdings Corp.

Thanks.

Robbie J. Marcus	Q
Analyst, JPMorgan Securities LLC

Wanted to start, if you could talk a little bit about maybe the impetus for the deal. Was it purely a strategic deal where you saw this as a nice portfolio addition, or is there something else in the business, maybe softness in the DFU ramp that you needed to go out and acquire to get bigger in the outpatient setting before you could really hit the DFU targets that you communicated prior?

Peter J. Arduini	A
President, Chief Executive Officer & Director, Integra LifeSciences Holdings Corp.

Yeah, Robbie. Look, we’ve obviously known the Derma team and its business for some time and their corporate offices are literally a mile away from where we are. And so, we’ve known what they’ve had and often had [ph] abused it (14:38) It could be a really interesting fit to the portfolio for some time. So this has been in the works for a period of time.

I would tell you that from a standpoint of the fit, I mean one of the key areas that we’ve always talked about with our 3x3 strategy is having a product like Omnigraft obviously where we have this great data and we feel very confident over the long run. PriMatrix, which has a very differentiated capability, shearing strength would be a great example of that.

We did not have the right amniotic product. And so, we had a source product, which is a great product, but we did not have reimbursement. Because it was a source product, we had a lower profitability profile than the other products as well. So, by bringing this in, we’re bringing in a product that has comparable margins to the other two, as we mentioned high 80% of margins. We own now the manufacturing and the processing capabilities, which we think is going to be important over the long run. So it really builds out that capability.

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Integra LifeSciences Holdings Corp. (IART)
Acquisition of Derma Sciences, Inc. by Integra LifeSciences Holdings Corporation Call	11-Jan-2017

Now, what it also just happens to do in the short run for us is give us instant new reps that basically are already well acquainted into territories and to teach them our products as well as to teach the guys, we have about the cast and the MEDIHONEY as well as the amniotic product, we think is a pretty short pipe and it’s a very good fit. So it’s just played out very well and the timing on these things you can never really estimate when they are, it just so happens to [ph] kind of land this week (16:09)

Robbie J. Marcus	Q
Analyst, JPMorgan Securities LLC

Thanks. And, so people have followed the stock for a while, they know that outperformance hasn’t been great recently. So, how is it going to change under Integra? And the $65 million [ph] for sales (16:28) that you guided for 2017, would that include some discontinuation of traditional products that maybe [ph] aren’t necessarily (16:32) needed in your portfolio?

Peter J. Arduini	A
President, Chief Executive Officer & Director, Integra LifeSciences Holdings Corp.

Yeah. I mean, we’ll give some more color when we get to the close of the deal and we spend more time in it. But I’d say we’re really thinking it’s really from the nine months as primary – the portion of a closing at the end of Q1 and that’s the effect of closing at that point in time, it’s the $65 million, relative to I think your question is Derma hasn’t had beat so to speak on their numbers, what will that do in our hands?

The first part is, I think is that I think what we’ve been impressed with what Derma has been doing, is the focus since they’ve acquired BioD and the team there, is they’re just really starting to get some good traction in the advanced tissue product area. I think the product lines particularly in the total contact cast and also MEDIHONEY, there has been some recent changes as well in their marketing and strategy approach. And so we feel quite good that it’s on an upward swing and that fitting it into our team that fundamentally now after six months or so, has built up some capabilities and also has a good relationship with their customers. We’ll be able to deliver on how we see those numbers coming out consistently.

Robbie J. Marcus	Q
Analyst, JPMorgan Securities LLC

Well, great. Appreciate it. Thank you.

Peter J. Arduini	A
President, Chief Executive Officer & Director, Integra LifeSciences Holdings Corp.

Thanks.

Operator: We’ll take our next question from Travis Steed. Please go ahead.

Peter J. Arduini	A
President, Chief Executive Officer & Director, Integra LifeSciences Holdings Corp.

Travis, good morning.

Operator: Please check the mute function on your phone.

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Integra LifeSciences Holdings Corp. (IART)
Acquisition of Derma Sciences, Inc. by Integra LifeSciences Holdings Corporation Call	11-Jan-2017

Travis Steed	Q
Analyst, Bank of America Merrill Lynch
Okay. Is it better? Can you hear me?

Peter J. Arduini	A
President, Chief Executive Officer & Director, Integra LifeSciences Holdings Corp.

Yeah. We can hear you, Travis.

Travis Steed	Q
Analyst, Bank of America Merrill Lynch

All right, great. Can you give more color on the shortfall in outpatient wound care in 2016? How much of that is due to the longer VAC process versus demand for the product? And what does your 2017 guidance assume for DFU?

Peter J. Arduini	A
President, Chief Executive Officer & Director, Integra LifeSciences Holdings Corp.

Yeah, Travis, we haven’t given our DFU guidance for 2017. We’ll talk more about that at the call when we get into more of the segment details. But I would say the VAC process is actually coming along, not as fast as we’d like, I would say, but it’s clearly improved from where we are in the summer. I think it’s a combination of our skills for having the right package, having awareness and also being able to kind of move them along faster.

But the fact is, is that VACs have played somewhat of a level of more time, commitment from our sales force to be able to go through our information and really trial the product. But I’d say at this point in time, we’re starting to make good progress through that, and then the adoption of the product such as Omnigraft where in many cases, it’s a one or two applications to reach full closure. It’s fitting as part of the armament in some of the clinicians hands that are using it, not the only one.

And I think we believe with more use, more focus on the reimbursement as well both on the public side and private side, that’s going to evolve over time. I’ve communicated. We did our Regenerative Day. We talked about it previous times that we see a more linear ramp up in that product family. Nothing’s changed from our view on that. We believe that that’s the way that will take place. And then the hope is as well with having three products now in this 3x3 strategy. Our ability to work with a given account to offer them really the full range of products they want and contract it in such a way that it can be economically beneficial for them, we think helps quite a bit with the Derma deal.

Travis Steed	Q
Analyst, Bank of America Merrill Lynch

Okay. And on the Derma acquisition, can you help us understand why you think the traditional wound care piece is core? Does it make sense to have those products in the Integra portfolio, given the 25% gross margin and no growth?

And on the sales force, will you be able to cross-train the sales force between Omnigraft and PriMatrix and the Derma products and how long would that take?

Peter J. Arduini	A
President, Chief Executive Officer & Director, Integra LifeSciences Holdings Corp.

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Integra LifeSciences Holdings Corp. (IART)
Acquisition of Derma Sciences, Inc. by Integra LifeSciences Holdings Corporation Call	11-Jan-2017

Yeah. So, I’ll comment on the cross-training. Maybe, Glenn, you could comment on the traditional wound care. Look, I think the cross-training we think can be pretty straightforward. The team that we have, they sell against amniotic every day. So, when you sell against something, you understand the pros and cons of it. So they actually ramp up and train your team when you bring one of those products into the bag, we think is reasonably straightforward. We have spent a good chunk of time talking about how you would cross position and position Omnigraft versus PriMatrix and we think the third product has been part of our strategy and the positioning shouldn’t take a significant amount of time.

I think when you think about the total contact cast and MEDIHONEY, they all take a reasonable period of time. We think it’s probably worth of quarters, worth of training and integration to be able to start seeing some of the benefits of being able to cross-sell through that. So we have some work that we’ll have to do between territories and kind of sort some of the crossover territories out. But there is seats for everyone. We need all of these guys. We need all of these guys intact. And so the great part about getting this going early in the year here as our opportunity to really have these guys have a broader effect throughout the year as opposed to just 50 reps having close to 100 reps out there selling into this channel. So, Glenn, maybe you want to comment just on traditional wound care?

Glenn G. Coleman	A
Corporate Vice President, Chief Financial Officer and Principal Accounting Officer, Integra LifeSciences Holdings Corp.

Yeah, Travis, on the traditional wound care piece, as you know, it’s about 25% of the overall business, has the lowest gross margin profile around 30%. Our plan is to run that business for the first full year, we’ll see what we’ve got. And then, longer term, we’ll see the strategic fit of it. But I think for the immediate term, we’re going to run the business, and see if we can be successful like we’ve been with our other private label business. And so that’s where we’re looking at as a private label type arrangement. And [indiscernible] (22:22) over the long-term, but our intentions are to run that business at least for the first full year of 2017.

Travis Steed	Q
Analyst, Bank of America Merrill Lynch

Okay. Great.
Peter J. Arduini	A
President, Chief Executive Officer & Director, Integra LifeSciences Holdings Corp.

And just to be clear, Travis, that product is not sold really by these direct reps, it goes through a distribution channel and sold that way. So, there’s really no distraction factor on these key reps that are selling the advanced products.

Travis Steed	Q
Analyst, Bank of America Merrill Lynch

All right. Very helpful. Thanks a lot for taking my questions.
Peter J. Arduini	A
President, Chief Executive Officer & Director, Integra LifeSciences Holdings Corp.

Sure.

Operator: And we’ll take our next question from Larry Biegelsen. Please go ahead.

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Integra LifeSciences Holdings Corp. (IART)
Acquisition of Derma Sciences, Inc. by Integra LifeSciences Holdings Corporation Call	11-Jan-2017

Peter J. Arduini	A
President, Chief Executive Officer & Director, Integra LifeSciences Holdings Corp.

Good morning, Larry.
Larry Biegelsen	Q
Analyst, Wells Fargo Securities LLC

Good morning, guys. Congratulations on the deal, and thanks for taking the question. First, Pete, given the Q4 miss, what gave you the confidence to guide slightly above the previous goal of the high end of the 6% to 8% range this early in the year? And I did have a follow-up.

Peter J. Arduini	A
President, Chief Executive Officer & Director, Integra LifeSciences Holdings Corp.

Yeah. I think, it’s simply, Larry, I mean as we kind of communicated that our outlook for 2017 hasn’t changed, even though we came in at the low end of where we guided to. And so, when we play that forward, that plays out a range instead of being to the higher end of 6% to 8%, which kind of implied at 7% to 8% that we see this as 7% to 8.5%, makes sense.

And again, the confidence there comes down to quite a few things. One is we believe that our wound care products and businesses are continuing to going to grow and also to pick up growth. But as we also commented on, we also have a broader portfolio of new products coming out in 2017 from a lot of the work that we’ve done on the R&D side. I’m not ready to comment on those now. We’ll comment on some of those actually in the February call, and some shortly thereafter that based on the outside the nature of – for competitive reasons.

But we feel quite good about the amount of new products that will come out. And in 2017, we think that new products that we’ve built in the last two years are going to contribute at a higher level than they have probably in the history of the company. So, we feel pretty good about the pipeline and its ability to generate growth.

Larry Biegelsen	Q
Analyst, Wells Fargo Securities LLC

Thanks. And then, turning to Derma Sciences, can you talk about their amniotic products and what you think you need to do to accelerate growth of that product? Thanks for taking the questions. I believe that’s number three in the market. Thanks a lot.

Peter J. Arduini	A
President, Chief Executive Officer & Director, Integra LifeSciences Holdings Corp.

Yeah. So, Larry, the BioD Group, which Derma purchased not that long ago, less than a year, has had an extensive amount of experience developing a high quality product with different types of versions thereof, that stimulate different responses and such. When it comes to the actual wound care area, the sheet-based products, they’re rather young into the area, I mean, there was a distribution arraignment and they’re just really starting to kind of get that product rolled out.

And so, from a standpoint of the quality, the product, the characteristics, how it’s processed. We believe it’s a top in class product from that standpoint. And the fact that now we will own that whole process capability, allows us to take a look at IP and other areas and things that we may want to add into that. And so, I do think that from a standpoint of where it is, its positioning of growth, yes, it’s behind some other players as far as the overall market position. But we believe with getting 100 reps out there, having them all selling it in a more comprehensive portfolio that we’re in a really good position to be able to grow it.

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Integra LifeSciences Holdings Corp. (IART)
Acquisition of Derma Sciences, Inc. by Integra LifeSciences Holdings Corporation Call	11-Jan-2017

Larry Biegelsen	Q
Analyst, Wells Fargo Securities LLC

Thanks for taking the questions, guys.
Peter J. Arduini	A
President, Chief Executive Officer & Director, Integra LifeSciences Holdings Corp.

Yeah. Thanks.
Operator: And we’ll take our next question from the [indiscernible] (26:00) Please go ahead.
Peter J. Arduini	A
President, Chief Executive Officer & Director, Integra LifeSciences Holdings Corp.

Good morning, [ph] Matt (26:03)
Operator: Can you check the mute function on your phone? And we’ll take another question from Jonathan Demchick. Please go ahead.
Peter J. Arduini	A
President, Chief Executive Officer & Director, Integra LifeSciences Holdings Corp.

Hi, Jon.
Jonathan Demchick	Q
Analyst, Morgan Stanley & Co. LLC

Hello. And thanks for taking the questions and congratulations on the deal. Wanted to start on the return hurdle and I was wondering if you could give us a little details there? I mean, I guess you’re estimating that either that you get to probably a upper single-digit return is what I would imagine the hurdle is. And I guess by my estimations, you either need to get to roughly a corporate average margin profile in the three years, which you mentioned you can get to, or you need to add additional sales through the top-line synergies. So the [ph] call seems that just (26:57) you’re doing both. So as I kind of look at the return threshold, are you thinking of it as more of a double digit return type deal?

Glenn G. Coleman	A
Corporate Vice President, Chief Financial Officer and Principal Accounting Officer, Integra LifeSciences Holdings Corp.

Hey, Jon. I’ll take the question. This is Glenn. So when we look at the return on invested capital, we think we can get to 10% or so by the end of year three on this deal. What that would imply in our model is about $20 million of synergies, part of that is revenue synergies, part of it is cost avoidance, when we look at our base business and the fact that we don’t have to add a lot of reps on our side. And what I’d say as your traditional corporate G&A type cost synergies.

In addition, keep in mind, we’re going to pick up a significant amount of net operating loss carried forward from a tax perspective, and that’s going to be a real nice cash generator for us over the foreseeable future. And so when you look at the growth profile the mid single-digit growing company, you look at the synergies we expect from this deal, you look at the NOL carry forwards from a cash perspective. We think we can get to 10% by the end of year three from a return on invested capital perspective.

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Integra LifeSciences Holdings Corp. (IART)
Acquisition of Derma Sciences, Inc. by Integra LifeSciences Holdings Corporation Call	11-Jan-2017

Jonathan Demchick	Q
Analyst, Morgan Stanley & Co. LLC

Thank you. Very helpful. Just one follow-up. I know that Integra is, I guess, assuming the contingent liabilities on the BioD transaction, can you give us a little more detail around these earn outs? And whether you assume you’re going to pay them and what that necessarily means to both the cost of the deal and the return?

Glenn G. Coleman	A
Corporate Vice President, Chief Financial Officer and Principal Accounting Officer, Integra LifeSciences Holdings Corp.

So in total, the maximum amount of potential contingent payments are around $56 million, it breaks down around $30 million for regulatory and remaining part is for sales achievement in both 2017 and 2018. I would say the expectations around the amount of payouts will be less than that, but we’re not going to comment specifically on our expected payouts [ph] that are (28:44) take place, but the maximum number is around $56 million.

Jonathan Demchick	Q
Analyst, Morgan Stanley & Co. LLC

Understood. Thank you very much.
Glenn G. Coleman	A
Corporate Vice President, Chief Financial Officer and Principal Accounting Officer, Integra LifeSciences Holdings Corp.

You’re welcome.
Operator: And we’ll take our next question from Matthew Taylor. Please go ahead.
Matthew Taylor	Q
Analyst, Barclays Capital, Inc.

Hi. Thanks for taking the question. So two part question. The first one is just on the result, I wanted to clarify two things. One was you mentioned that you acquired new customers, but they weren’t stocking, is that something new or is that too minor to be concerned about, I was just a little bit curious about that comments, and if you can provide any more color?

Peter J. Arduini	A
President, Chief Executive Officer & Director, Integra LifeSciences Holdings Corp.

Hey, Matt, it’s Pete. Traditionally, on the inpatient side of things, when you bring on a new customer that may be doing plastic and reconstructive surgery or they may be doing burn. Typically there is multiple sizes, and shapes, and setups that you actually have. And, as a new customer comes on, they’ll traditionally take an assortment of those to bring them in-house. So, they have available for a burn patient or any other case takes place from that standpoint.

And in the fourth quarter, we saw less – I would say what we had hoped for that they would bring in. I don’t think that’s any long-term trend or such. I think just the guys estimated that they would bring in a higher percentage of it. But that’s what that means. Traditionally, when you open up a new inpatient account, there is product that needs to go on to shelf to kind of fill the coffer.

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Integra LifeSciences Holdings Corp. (IART)
Acquisition of Derma Sciences, Inc. by Integra LifeSciences Holdings Corporation Call	11-Jan-2017

Glenn, do you want to add anything to it?

Glenn G. Coleman	A
Corporate Vice President, Chief Financial Officer and Principal Accounting Officer, Integra LifeSciences Holdings Corp.

Yeah, Matt. The other thing I would just add is, we didn’t comment in our prepared remarks, but we did see an actual uptick sequentially in both SurgiMend and PriMatrix in the U.S. from Q3 to Q4. So, while it was disappointing relative to the in-quarter performance, it was actually up sequentially. And, I want to make sure we highlight that point because we are making progress, but we just didn’t see some of the typical larger stocking orders that Pete had just mentioned.

Matthew Taylor	Q
Analyst, Barclays Capital, Inc.

Okay. And then I just want to clarify, you talked around this on an earlier question, but I mean is it fair to say that you think the main factor that’s slowed the outpatient ramp has been getting into the hospitals through VAC committees or what would be really the gating factors that have lowered the slope of the ramp?

Peter J. Arduini	A
President, Chief Executive Officer & Director, Integra LifeSciences Holdings Corp.

Well, I think it’s two. I think one is, it clearly has been the approval process throughout the year has taken a little bit longer. And most hospitals, not just for these products, but for all products are using value assessment committees as a gatekeeper to manage what products come into the portfolio. So I think that’s out there. Although I believe that we’re making good progress against that particularly with our data.

I think the second thesis we’ve talked about quite a bit is the fact that in a fee for service market with a product that can close and heal in one application versus one that can need six or seven applications. There’s clearly a monetary incentive that is challenging to deal with. Now we’ve known this all along. It’s how we’re targeting the customer base. It’s also why being able to contract into institutions and actually work with payers is a big part of our strategy. And that’s why over the long run when you have a product that actually has better healing characteristics and can do it at a lower cost. We feel very confident over the long run that it’s going to play out.

But we’re also realistic that the fact that there is an evolution across the country about how fast that will take, and in certain states and areas, it’ll happen faster than others. So having products such as the Derma amniotic portfolio, complemented with the Omnigraft just kind of gives us that flexibility and that capability to match what those customers want.

And we still believe in certain areas even if you take reimbursement out of it, there’s clearly going to be cases where someone may want to use an amniotic or they want to absolutely use an Omnigraft or they absolutely need a product like PriMatrix. It’s different tools in the tool box, if you will and again the Derma piece builds it out for us from that standpoint.

Matthew Taylor	Q
Analyst, Barclays Capital, Inc.
Okay. Thanks for all that. I’ll leave it there.
Peter J. Arduini	A
President, Chief Executive Officer & Director, Integra LifeSciences Holdings Corp.
Thanks.

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Integra LifeSciences Holdings Corp. (IART)
Acquisition of Derma Sciences, Inc. by Integra LifeSciences Holdings Corporation Call	11-Jan-2017

Operator: And we’ll take our next question from J. P. McKim. Please go ahead.

J. P. McKim	Q
Analyst, Piper Jaffray & Co. (Broker)

Hi, thank you. I think I had a hard stop, so I’ll be quick. I just want to see how much overlap there is in the 40 reps and how easy is it to kind of redeploy them elsewhere. And then it’s interesting to me that some of the manufacturing capabilities are in China, and I wondered if that was the amniotic manufacturing there as well and how important is that to have that base in China for you guys since it’s such a large market going forward?

Peter J. Arduini	A
President, Chief Executive Officer & Director, Integra LifeSciences Holdings Corp.

Yeah, I mean, simple, simple answer, so the China is the traditional wound product. So the pretty basic products are there. The amniotics all here in the United States, primarily in the Memphis area is where that products work. And from a territory standpoint, we are not ready to comment on it, but I would just frame it this way for you, if you have 40 reps covering the United States, and a lot of competitors have a couple of hundred, yes, there are some territories where we have reps in the same area. But as an example, city like Chicago over time can support three or four reps, where we mainly have one today. So, there are more of scenarios of being able to actually maximize each of these reps territories. And then, on both sides of the shop, each of them get new products and more products to sell. So we think actually the whole alignment in the territory piece relative to this will be pretty straightforward.

J. P. McKim	Q
Analyst, Piper Jaffray & Co. (Broker)
Thanks.
Peter J. Arduini	A
President, Chief Executive Officer & Director, Integra LifeSciences Holdings Corp.
Yep.

Peter J. Arduini

President, Chief Executive Officer & Director, Integra LifeSciences Holdings Corp.

I think folks that’s all the time we’re going to have based on our commitments here at the conference. Thanks for joining us for those early in the morning here and those on the East Coast. We appreciate your time and your questions. And with that, I’ll end the call.

Glenn G. Coleman

Corporate Vice President, Chief Financial Officer and Principal Accounting Officer, Integra LifeSciences Holdings Corp.

Yeah. Thank you, everybody. Have a good day.

Operator: This does conclude today’s call. You may disconnect at anytime and have a wonderful day.

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Acquisition of Derma Sciences, Inc. by Integra LifeSciences Holdings Corporation Call	11-Jan-2017

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